Exhibit 99.1

Thomson Reuters Reports Third-Quarter 2022 Results

TORONTO, November 1, 2022 – Thomson Reuters (TSX/NYSE: TRI) today reported results for the third quarter ended September 30, 2022:

•	Healthy revenue growth continued in the third quarter
o	Total company revenue up 3% / organic revenue up 6%
•	Organic revenue up 6% for the “Big 3” segments (Legal Professionals, Corporates and Tax & Accounting Professionals)
•	Third consecutive quarter of 7% recurring revenue growth
•	Maintained full-year 2022 and 2023 guidance
•	Westlaw Precision successfully launched on September 14
•	Repurchased $855 million of company shares through October 28 under the $2 billion share buyback program announced on June 8, 2022

“I’m pleased to report good momentum continued in the third quarter, with revenue and margins modestly ahead of our expectations. Importantly, we also saw a positive early response to the September launch of Westlaw Precision, a major upgrade to our key Westlaw franchise. Given our year-to-date performance, we are maintaining our full-year 2022 outlook,” said Steve Hasker, President and CEO of Thomson Reuters. “While we acknowledge growing macroeconomic uncertainty, our underlying business is resilient, and we remain focused on investing for the long term.”

Consolidated Financial Highlights—Three Months Ended September 30

Three Months Ended September 30, (Millions of U.S. dollars, except for adjusted EBITDA margin and EPS) (unaudited)
	2022	2021	Change	Change at Constant Currency
IFRS Financial Measures(1)
Revenues	$1,574	$1,526	3%
Operating profit	$398	$282	41%
Diluted earnings (loss) per share (EPS)	$0.47	$(0.49)	n/m
Net cash provided by operating activities	$531	$534	0%

Non-IFRS Financial Measures(1)
Revenues	$1,574	$1,526	3%	5%
Adjusted EBITDA	$535	$458	17%	17%
Adjusted EBITDA margin	34.0%	30.0%	400bp	310bp
Adjusted EPS	$0.57	$0.46	24%	24%
Free cash flow	$386	$383	2%

(1)  In addition to results reported in accordance with International Financial Reporting Standards (IFRS), the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. See the “Non-IFRS Financial Measures” section and the tables appended to this news release for additional information on these and other non-IFRS financial measures, including how they are defined and reconciled to the most directly comparable IFRS measures.

n/m: not meaningful

Thomson Reuters Reports Third-Quarter 2022 Results

Revenues increased 3%, driven by growth across four of the company’s five business segments. Foreign currency had a 2% negative impact on revenues.

o	Organic revenues increased 6%, driven by 7% growth in recurring revenues (82% of total revenues). Transactions revenues declined 3%, and Global Print revenues were nearly unchanged.
o	The company’s “Big 3” segments (Legal Professionals, Corporates and Tax & Accounting Professionals) reported organic revenue growth of 6% and collectively comprised 80% of total revenues.

Operating profit increased 41% driven by higher revenues and lower costs, which included cost benefits resulting from the Change Program, as well as gains on the sale of certain non-core businesses that were divested in the quarter.

o

Adjusted EBITDA, which excludes gains on the sale of certain non-core businesses, increased 17% due to higher revenues and lower costs. The related margin increased to 34.0% from 30.0% in the prior-year period, of which foreign currency contributed 90bp. Investments in the Change Program negatively impacted the third quarter of 2022 adjusted EBITDA margin by 300bp.

Diluted EPS was $0.47 compared to diluted loss per share of $(0.49) in the prior-year period. While both periods included significant reductions in the value of the company’s investment in London Stock Exchange Group (LSEG), the current period benefited from gains on foreign exchange contracts related to a portion of the investment, which is denominated in British pound sterling.

o

Adjusted EPS, which excludes the change in value of the company’s LSEG investment, related foreign exchange contracts and other adjustments, increased to $0.57 per share from $0.46 per share in the prior-year period as higher adjusted EBITDA more than offset higher income tax expense.

Net cash provided by operating activities decreased $3 million as unfavorable movements in working capital, which included higher payments associated with the Change Program, essentially offset the cash benefits from higher operating profit.

o	Free cash flow, which included dividends from the Company’s LSEG investment, increased $3 million.

Thomson Reuters Reports Third-Quarter 2022 Results

Highlights by Customer Segment—Three Months Ended September 30

(Millions of U.S. dollars, except for adjusted EBITDA margins) (unaudited)

	Three Months Ended
	September 30,		Change
	2022	2021(2)	Total	Constant Currency(1)	Organic(1)(3)

Revenues
Legal Professionals	$701	$682	3%	5%	6%
Corporates	373	354	5%	7%	7%
Tax & Accounting Professionals	190	177	7%	8%	9%

“Big 3” Segments Combined(1)	1,264	1,213	4%	6%	6%
Reuters News	171	169	1%	5%	5%
Global Print	146	149	-3%	0%	0%
Eliminations/Rounding	(7)	(5)

Revenues	$1,574	$1,526	3%	5%	6%

Adjusted EBITDA(1)
Legal Professionals	$324	$288	13%	14%
Corporates	147	130	13%	13%
Tax & Accounting Professionals	59	50	17%	15%

“Big 3” Segments Combined(1)	530	468	13%	14%
Reuters News	33	25	37%	22%
Global Print	50	52	-4%	-1%
Corporate costs	(78)	(87)	n/a	n/a

Adjusted EBITDA	$535	$458	17%	17%

Adjusted EBITDA Margin(1)
Legal Professionals	46.2%	42.3%	390bp	380bp
Corporates	39.2%	36.7%	250bp	180bp
Tax & Accounting Professionals	31.0%	28.5%	250bp	170bp
“Big 3” Segments Combined(1)	41.9%	38.6%	330bp	290bp
Reuters News	19.7%	14.5%	520bp	230bp
Global Print	34.4%	35.0%	-60bp	-10bp
Adjusted EBITDA margin	34.0%	30.0%	400bp	310bp

(1)  See the “Non-IFRS Financial Measures” section and the tables appended to this news release for additional information on these and other non-IFRS financial measures.

(2)  For comparative purposes, 2021 segment results have been revised to reflect the current period presentation. For additional information, see the “Revision to Prior-Year Segment Results” section of this news release.

(3)  Computed for revenue growth only.

n/a:  not applicable

Unless otherwise noted, all revenue growth comparisons by customer segment in this news release are at constant currency (or exclude the impact of foreign currency) as Thomson Reuters believes this provides the best basis to measure their performance.

Thomson Reuters Reports Third-Quarter 2022 Results

Legal Professionals

Revenues increased 5% (6% organic) to $701 million.

o	Recurring revenues grew 6% (94% of total, all organic), driven by strong performances from Practical Law, Westlaw, HighQ and the Government business.
o	Transactions revenues decreased 10% (6% of total, decreased 7% organic).

Adjusted EBITDA increased 13% to $324 million.

o	The margin increased to 46.2% from 42.3%, driven by higher revenues and Change Program savings.

Corporates

Revenues increased 7% (all organic) to $373 million.

o	Recurring revenues grew 9% (89% of total, all organic), driven by strong performances from Practical Law, CLEAR, Direct Tax and HighQ.
o	Transactions revenues decreased 7% (11% of total, all organic), primarily driven by the lower number of software implementations.

Adjusted EBITDA increased 13% to $147 million.

o	The margin increased to 39.2% from 36.7%, due to higher revenues and Change Program savings.

Tax & Accounting Professionals

Revenues increased 8% (9% organic) to $190 million.

o	Recurring revenues grew 8% (83% of total, 9% organic), driven by strong growth from UltraTax and the segment’s Latin America business.
o	Transactions revenues increased 12% (17% of total, all organic), driven by UltraTax and training revenues.

Adjusted EBITDA increased 17% to $59 million.

o	The margin increased to 31.0% from 28.5%, driven by higher revenues, Change Program savings, and a benefit from a lower reserve for accounts receivable.

The Tax & Accounting Professionals segment is the company’s most seasonal business with approximately 60% of full-year revenues typically generated in the first and fourth quarters. As a result, the margin performance of this segment has been generally higher in the first and fourth quarters as costs are typically incurred in a more linear fashion throughout the year.

Thomson Reuters Reports Third-Quarter 2022 Results

Reuters News

Revenues of $171 million increased 5% (all organic), primarily driven by the Agency business and by the company’s news agreement with the Refinitiv business of LSEG.

Adjusted EBITDA increased 37% to $33 million, due to higher revenues and currency benefits.

Global Print

Revenues were flat for the quarter, which was better than the decline the company expected due to improved retention and timing of new sales. The timing benefit is expected to normalize in the fourth quarter.

Adjusted EBITDA decreased 4% to $50 million.

o	The margin decreased to 34.4% from 35.0% primarily due to foreign exchange.

Corporate Costs

Corporate costs at the adjusted EBITDA level were $78 million and included $47 million of Change Program costs. Corporate costs were $87 million in the prior-year period and included $53 million of Change Program costs. Additional information regarding the Change Program is provided below.

Consolidated Financial Highlights—Nine Months Ended September 30

Nine Months Ended September 30, (Millions of U.S. dollars, except for adjusted EBITDA margin and EPS) (unaudited)
	2022	2021	Change	Change at Constant Currency
IFRS Financial Measures(1)
Revenues	$4,862	$4,638	5%
Operating profit	$1,203	$985	22%
Diluted EPS	$2.30	$11.80	n/m
Net cash provided by operating activities	$1,239	$1,376	-10%

Non-IFRS Financial Measures(1)
Revenues	$4,862	$4,638	5%	6%
Adjusted EBITDA	$1,696	$1,518	12%	11%
Adjusted EBITDA margin	34.9%	32.7%	220bp	150bp
Adjusted EPS	$1.82	$1.52	20%	18%
Free cash flow	$814	$1,001	-19%

(1)  In addition to results reported in accordance with IFRS, the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. See the “Non-IFRS Financial Measures” section and the tables appended to this news release for additional information on these and other non-IFRS financial measures, including how they are defined and reconciled to the most directly comparable IFRS measures.

n/m: not meaningful

Thomson Reuters Reports Third-Quarter 2022 Results

Revenues increased 5%, driven by growth across four of the company’s five business segments. Foreign currency had a 1% negative impact on revenues.

o	Organic revenues increased 6%, driven by 7% growth in recurring revenues (80% of total revenues) as well as 6% growth in transactions revenues. Global Print revenues decreased 1% organically.
o	The company’s “Big 3” segments reported organic revenue growth of 7% and collectively comprised 81% of total revenues.

Operating profit increased 22% as higher revenues more than offset higher costs, which included investments associated with the company’s Change Program.

o

Adjusted EBITDA increased 12% reflecting the same factors that impacted operating profit. The related margin increased to 34.9% from 32.7% in the prior-year period, of which foreign currency contributed 70bp. Investments in the Change Program negatively impacted the adjusted EBITDA margin by 230bp in the nine-month period of 2022.

Diluted EPS was $2.30 per share compared to $11.80 per share in the prior-year period. The prior-year period included a gain of approximately $8.1 billion on the sale of Refinitiv to LSEG.

o

Adjusted EPS, which excludes the gain on the sale of Refinitiv, as well as other adjustments, increased to $1.82 per share from $1.52 per share in the prior-year period, as higher adjusted EBITDA more than offset higher tax expense.

Net cash provided by operating activities decreased $137 million due to higher payments associated with the Change Program and higher annual incentive plan bonuses.

o	Free cash flow decreased $187 million due to lower cash flows from operating activities and higher capital expenditures, primarily associated with the Change Program.

Thomson Reuters Reports Third-Quarter 2022 Results

Highlights by Customer Segment—Nine Months Ended September 30

(Millions of U.S. dollars, except for adjusted EBITDA margins) (unaudited)

	Nine Months Ended
	September 30,		Change
	2022	2021(2)	Total	Constant Currency(1)	Organic(1)(3)

Revenues
Legal Professionals	$2,099	$2,023	4%	5%	6%
Corporates	1,157	1,082	7%	8%	8%
Tax & Accounting Professionals	660	603	9%	10%	10%

“Big 3” Segments Combined(1)	3,916	3,708	6%	7%	7%
Reuters News	535	507	5%	9%	9%
Global Print	430	439	-2%	-1%	-1%
Eliminations/Rounding	(19)	(16)

Revenues	$4,862	$4,638	5%	6%	6%

Adjusted EBITDA(1)
Legal Professionals	$933	$852	9%	11%
Corporates	443	403	10%	10%
Tax & Accounting Professionals	262	223	18%	17%

“Big 3” Segments Combined(1)	1,638	1,478	11%	11%
Reuters News	114	88	31%	21%
Global Print	153	165	-7%	-5%
Corporate costs	(209)	(213)	n/a	n/a

Adjusted EBITDA	$1,696	$1,518	12%	11%

Adjusted EBITDA Margin(1)
Legal Professionals	44.5%	42.1%	240bp	220bp
Corporates	38.2%	37.2%	100bp	50bp
Tax & Accounting Professionals	39.7%	36.9%	280bp	230bp
“Big 3” Segments Combined(1)	41.8%	39.9%	190bp	160bp
Reuters News	21.4%	17.3%	410bp	200bp
Global Print	35.6%	37.5%	-190bp	-190bp
Adjusted EBITDA margin	34.9%	32.7%	220bp	150bp

(1)  See the “Non-IFRS Financial Measures” section and the tables appended to this news release for additional information on these and other non-IFRS financial measures.

(2)  For comparative purposes, 2021 segment results have been revised to reflect the current period presentation. For additional information, see the “Revision to Prior-Year Segment Results” section of this news release.

(3)  Computed for revenue growth only.

n/a:  not applicable

Change Program

In February 2021, the company announced a two-year Change Program to transition from a holding company to an operating company, and from a content provider to a content-driven technology company. The company is 22 months into the program, which is expected to be largely complete by the end of 2022. The program is projected to require an investment of approximately $600 million during that time of which $503 million has been invested as of September 30, 2022. The company continues to anticipate that Change Program spending will be approximately 60% operating expenses and 40% capital expenditures.

Thomson Reuters Reports Third-Quarter 2022 Results

2022 and 2023 Outlook

The company is maintaining its outlook for 2022 and 2023, as reflected in the table below, which incorporates the forecasted impacts associated with the Change Program, assumes constant currency rates, and excludes the impact of any future acquisitions or dispositions. Thomson Reuters believes that this type of guidance provides useful insight into the anticipated performance of its businesses.

The company expects its fourth-quarter 2022 revenue growth and EBITDA margin to be approximately in-line with its full-year 2022 outlook target. For the full year, capital expenditures as a percentage of revenues are likely to be at the upper end of the 7.5%-8.0% guidance range, while the effective tax rate is expected to be at the lower end of the 19%-21% outlook.

While we are maintaining our outlook for 2023, 2023 margins are trending towards the lower end of the current 39%-40% range amid heightened inflation and select investments we are making to drive customer success and fund growth initiatives. Additionally, 2023 accrued capital expenditures as a percentage of revenues is trending towards the upper end of the current 6.0%-6.5% range. Lastly, we expect that our 2023 effective tax rate will be approximately consistent with 2022.

We are maintaining our previously announced outlook on the basis of information and assumptions that we believe are reasonable. However, while the company’s third-quarter 2022 performance provides it with increasing confidence about its 2022 outlook, the global economy recently has experienced substantial disruption due to concerns regarding economic effects associated with the macroeconomic backdrop and ongoing geopolitical risks. Any worsening of the global economic or business environment could impact the company’s ability to achieve its outlook. The company intends to revisit its 2023 outlook in the first quarter of 2023 and provide an update in connection with its fourth-quarter and full-year 2022 earnings release.

Thomson Reuters Reports Third-Quarter 2022 Results

Full-Year 2022 Outlook

Total Thomson Reuters	FY 2022 Outlook 2/23/21	FY 2022 Outlook 2/8/22	FY 2022 Outlook 5/3/22	FY 2022 Outlook 8/4/22	FY 2022 Outlook 11/1/22

Total Revenue Growth	4.0% - 5.0%	~ 5%	~ 5.5%	~ 6.0%	Unchanged

Organic Revenue Growth(1)	4.0% -5.0%	~ 5%	~ 5.5%	~ 6.0%	Unchanged

Adjusted EBITDA Margin(1)	34% - 35%	~ 35%	Unchanged	Unchanged	Unchanged

Corporate Costs Core Corporate Costs Change Program Opex	$245 - $280 million $120 - $130 million $125 - $150 million	$280 - $330 million Unchanged $160 - $200 million	Unchanged Unchanged Unchanged	Unchanged Unchanged Unchanged	Unchanged Unchanged Unchanged

Free Cash Flow(1)	$1.2 - $1.3 billion	~ $1.3 billion	Unchanged	Unchanged	Unchanged

Accrued Capex as % of Revenue(1) Change Program Accrued Capex	7.5% - 8.0% $75 - $100 million	Unchanged $100 - $140 million	Unchanged Unchanged	Unchanged Unchanged	Unchanged Unchanged

Depreciation & Amortization of Computer Software	$620 - $645 million	Unchanged	Unchanged	Unchanged	Unchanged

Interest Expense (P&L)	$190 - $210 million	Unchanged	Unchanged	Unchanged	Unchanged

Effective Tax Rate on Adjusted Earnings(1)	n/a	19% - 21%	Unchanged	Unchanged	Unchanged

“Big 3” Segments(1)	FY 2022 Outlook 2/23/21	FY 2022 Outlook 2/8/22	FY 2022 Outlook 5/3/22	FY 2022 Outlook 8/4/22	FY 2022 Outlook 11/1/22

Total Revenue Growth	5.5% - 6.5%	6.0% - 6.5%	~ 6.5%	~ 7.0%	Unchanged

Organic Revenue Growth	5.5% - 6.5%	6.0% - 6.5%	~ 6.5%	~ 7.0%	Unchanged

Adjusted EBITDA Margin	41% - 42%	~ 42%	Unchanged	Unchanged	Unchanged

(1)	Non-IFRS financial measures. See the “Non-IFRS Financial Measures” section below as well as the tables and footnotes appended to this news release for more information.

Thomson Reuters Reports Third-Quarter 2022 Results

Reported Full-Year 2021 and Full-Year 2022 – 2023 Outlook

Total Thomson Reuters	FY 2021 Reported	FY 2022 Outlook Maintained	FY 2023 Outlook Maintained

Total Revenue Growth	6.1%	~ 6.0%	5.5% - 6.0%

Organic Revenue Growth(1)	5.2%	~ 6.0%	5.5% - 6.0%

Adjusted EBITDA Margin(1)	31.0%	~ 35%	39% - 40%

Corporate Costs Core Corporate Costs Change Program Opex	$325 million $142 million $183 million	$280 - $330 million $120 - $130 million $160 - $200 million	$110 - $120 million $110 - $120 million $0

Free Cash Flow(1)	$1.3 billion	~ $1.3 billion	$1.9 – $2.0 billion

Accrued Capex as % of Revenue(1) Change Program Accrued Capex	8.5% $112 million	7.5% - 8.0% $100 - $140 million	6.0% - 6.5% $0

Depreciation & Amortization of Computer Software	$651 million	$620 - $645 million	$580 - $605 million

Interest Expense (P&L)	$196 million	$190 - $210 million	$190 - $210 million

Effective Tax Rate on Adjusted Earnings(1)	13.9%	19% - 21%	n/a

“Big 3” Segments(1)	FY 2021 Reported	FY 2022 Outlook Maintained	FY 2023 Outlook Maintained

Total Revenue Growth	6.9%	~ 7.0%	6.5% - 7.0%

Organic Revenue Growth	6.2%	~ 7.0%	6.5% - 7.0%

Adjusted EBITDA Margin	38.8%	~ 42%	44% – 45%

(1)	Non-IFRS financial measures. See the “Non-IFRS Financial Measures” section below as well as the tables and footnotes appended to this news release for more information.

The information in this section is forward-looking. Actual results, which will include the impact of currency and future acquisitions and dispositions completed during 2022 and 2023, may differ materially from the company’s outlook. The information in this section should also be read in conjunction with the section below entitled “Special Note Regarding Forward-Looking Statements, Material Risks and Material Assumptions.”

Thomson Reuters Reports Third-Quarter 2022 Results

Share Repurchases—Update on $2.0 Billion Buyback Program

In June 2022, Thomson Reuters announced its plans to buy back up to $2.0 billion of its common shares.

From June 2022 through October 28, 2022, the company repurchased approximately 8.0 million of its common shares under the new buyback program, for a total spend of $855 million. As of October 28, 2022, Thomson Reuters had approximately 479.7 million common shares outstanding.

Dividends

In February 2022, the company announced a 10% or $0.16 per-share annualized increase in the dividend to $1.78 per common share, representing the 29th consecutive year of dividend increases. A quarterly dividend of $0.445 per share is payable on December 15, 2022, to common shareholders of record as of November 17, 2022.

LSEG Ownership Interest

In January 2021, Thomson Reuters and private equity funds affiliated with Blackstone sold Refinitiv to LSEG in an all-share transaction. Thomson Reuters indirectly owns LSEG shares through an entity that it jointly owns with Blackstone’s consortium and a group of current LSEG and former Refinitiv senior management.

As of October 28, 2022, Thomson Reuters indirectly owned approximately 72.0 million LSEG shares which had a market value of approximately $6.3 billion based on LSEG’s closing share price on that day. Through the same date, the company received $87 million of dividends from its LSEG investment, and $33 million related to share repurchases conducted by LSEG.

Thomson Reuters

Thomson Reuters is a leading provider of business information services. Our products include highly specialized information-enabled software and tools for legal, tax, accounting and compliance professionals combined with the world’s most global news service – Reuters. For more information on Thomson Reuters, visit tr.com and for the latest world news, reuters.com.

NON-IFRS FINANCIAL MEASURES

Thomson Reuters prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

This news release includes certain non-IFRS financial measures, which include ratios that incorporate one or more non-IFRS financial measures, such as adjusted EBITDA and the related margin (other than at the customer segment level), free cash flow, adjusted EPS and the effective tax rate on adjusted EPS, accrued capital expenditures expressed as a percentage of revenues, selected measures excluding the impact of foreign currency, changes in revenues computed on an organic basis as well as all financial measures for the “Big 3” segments. Thomson Reuters uses these non-IFRS financial measures as supplemental indicators of its operating performance and financial position as well as for internal planning purposes and the company’s business outlook. Additionally, Thomson Reuters uses non-IFRS measures as the basis for management incentive programs. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS. Non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the appended tables.

The company’s outlook contains various non-IFRS financial measures. The company believes that providing reconciliations of forward-looking non-IFRS financial measures in its outlook would be potentially misleading and not practical due to the difficulty of projecting items that are not reflective of ongoing operations in any future period. The magnitude of these items may be significant. Consequently, for outlook purposes only, the company is unable to reconcile these non-IFRS measures to the most directly comparable IFRS measures because it cannot predict, with reasonable certainty, the 2022 and 2023 impacts of changes in foreign exchange rates which impact (i) the translation of its results reported at average foreign currency rates for the year, and (ii) other finance income or expense related to intercompany financing arrangements and foreign exchange contracts. Additionally, the company cannot reasonably predict (i) its share of post-tax earnings or losses in equity method investments, which is subject to changes in the stock price of LSEG or (ii) the occurrence or amount of other operating gains and losses that generally arise from business transactions that the company does not currently anticipate.

Thomson Reuters Reports Third-Quarter 2022 Results

ROUNDING

Other than EPS, the company reports its results in millions of U.S. dollars, but computes percentage changes and margins using whole dollars to be more precise. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

REVISION TO PRIOR-YEAR SEGMENT RESULTS

In the first quarter of 2022, the company made two changes to its segment reporting to reflect how it currently manages its businesses. The changes (i) reflect the transfer of certain revenues from its Corporates business to its Tax & Accounting Professionals business where they are better aligned; and (ii) record intercompany revenue in Reuters News for content-related services that it provides to Legal Professionals, Corporates and Tax & Accounting Professionals. Previously, these services had been reported as a transfer of expense from Reuters News to these businesses. These changes impact the financial results of the company’s segments, but do not change the company’s consolidated financial results. The table below summarizes the changes for the three and nine months ended September 30, 2021.

	Three Months Ended September 30, 2021			Nine Months Ended September 30, 2021
(millions of U.S. dollars)	As Reported	Adjustments	As Revised	As Reported	Adjustments	As Revised
Revenues
Legal Professionals	$682	—	$682	$2,023	—	$2,023
Corporates	356	$(2)	354	1,088	$(6)	1,082
Tax & Accounting Professionals	175	2	177	597	6	603

“Big 3” Segments Combined(1)	1,213	—	1,213	3,708	—	3,708
Reuters News	164	5	169	492	15	507
Global Print	149	—	149	439	—	439
Eliminations/Rounding	—	(5)	(5)	(1)	(15)	(16)

Revenues	$1,526	—	$1,526	$4,638	—	$4,638

Adjusted EBITDA(1)
Legal Professionals	$288	—	$288	$852	—	$852
Corporates	131	$(1)	130	407	$(4)	403
Tax & Accounting Professionals	49	1	50	219	4	223

“Big 3” Segments Combined(1)	468	—	468	1,478	—	1,478
Reuters News	25	—	25	88	—	88
Global Print	52	—	52	165	—	165
Corporate costs	(87)	—	(87)	(213)	—	(213)

Adjusted EBITDA	$458	—	$458	$1,518	—	$1,518

(1) See “Non-IFRS Financial Measures” section and the tables appended to this news release for additional information on these and other non-IFRS financial measures.

Thomson Reuters Reports Third-Quarter 2022 Results

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL RISKS AND MATERIAL ASSUMPTIONS

Certain statements in this news release, including, but not limited to, statements in Mr. Hasker’s comments, the “Change Program,” “2022 and 2023 Outlook” and “LSEG Ownership Interest” sections, and the company’s expectations regarding share repurchases are forward-looking. The words “will”, “expect”, “believe”, “target”, “estimate”, “could”, “should”, “intend”, “predict”, “project” and similar expressions identify forward-looking statements. While the company believes that it has a reasonable basis for making forward-looking statements in this news release, they are not a guarantee of future performance or outcomes and there is no assurance that any of the other events described in any forward-looking statement will materialize. Forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from current expectations. Many of these risks, uncertainties and assumptions are beyond the company’s control and the effects of them can be difficult to predict.

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release include, but are not limited to, those discussed on pages 17-30 in the “Risk Factors” section of the company’s 2021 annual report. These and other risk factors are discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission (SEC). Thomson Reuters annual and quarterly reports are also available in the “Investor Relations” section of tr.com.

The company’s business outlook is based on information currently available to the company and is based on various external and internal assumptions made by the company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the company believes are appropriate under the circumstances. Material assumptions and material risks may cause actual performance to differ from the company’s expectations underlying its business outlook. In particular, during the last quarter the global economy has experienced substantial disruption due to concerns regarding economic effects associated with the macroeconomic backdrop and ongoing geopolitical risks. The company’s business outlook assumes that uncertain macroeconomic and geopolitical conditions will continue to disrupt the economy and cause periods of volatility, however, these conditions may last substantially longer than expected and any worsening of the global economic or business environment could impact the company’s ability to achieve its outlook and affect its results and other expectations. For a discussion of material assumptions and material risks related to the company’s 2022 and 2023 outlook, please see pages 19-20 of the company’s second-quarter management’s discussion and analysis (MD&A) for the period ended June 30, 2022. Material assumptions and material risks related to the company’s outlook will also be included in the company’s third-quarter management’s discussion and analysis for the period ended September 30, 2022, which is expected to be filed shortly. The company’s quarterly MD&A and annual report are filed with, or furnished to, the Canadian securities regulatory authorities and the U.S. SEC and are also available in the “Investor Relations” section of tr.com.

The company has provided an outlook for the purpose of presenting information about current expectations for the periods presented. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release.

Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

CONTACTS

MEDIA	INVESTORS
Andrew Green	Gary Bisbee
Senior Director, Corporate Affairs	Head of Investor Relations
+1 332 219 1511	+1 646 540 3249
andrew.green@tr.com	gary.bisbee@tr.com

Thomson Reuters will webcast a discussion of its third-quarter 2022 results and its business outlook today beginning at 9:00 a.m. Eastern Daylight Time (EDT). You can access the webcast by visiting ir.tr.com. An archive of the webcast will be available following the presentation.

Thomson Reuters Reports Third-Quarter 2022 Results

Thomson Reuters Corporation

Consolidated Income Statement

(millions of U.S. dollars, except per share data)

(unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022	2021	2022	2021
CONTINUING OPERATIONS
Revenues	$1,574	$1,526	$4,862	$4,638
Operating expenses	(1,023)	(1,060)	(3,145)	(3,114)
Depreciation	(34)	(40)	(110)	(128)
Amortization of computer software	(119)	(119)	(354)	(356)
Amortization of other identifiable intangible assets	(25)	(29)	(76)	(90)
Other operating gains, net	25	4	26	35

Operating profit	398	282	1,203	985
Finance costs, net:
Net interest expense	(48)	(46)	(145)	(146)
Other finance income	448	34	862	30

Income before tax and equity method investments	798	270	1,920	869
Share of post-tax (losses) earnings in equity method investments	(525)	(672)	(552)	6,717
Tax (expense) benefit	(8)	161	(156)	(1,722)

Earnings (loss) from continuing operations	265	(241)	1,212	5,864
(Loss) earnings from discontinued operations, net of tax	(37)	1	(92)	—

Net earnings (loss)	$228	$(240)	$1,120	$5,864

Earnings (loss) attributable to common shareholders	$228	$(240)	$1,120	$5,864
Earnings (loss) per share:
Basic earnings (loss) per share:
From continuing operations	$0.55	$(0.49)	$2.49	$11.83
From discontinued operations	(0.08)	—	(0.19)	—

Basic earnings (loss) per share	$0.47	$(0.49)	$2.30	$11.83

Diluted earnings (loss) per share:
From continuing operations	$0.55	$(0.49)	$2.49	$11.80
From discontinued operations	(0.08)	—	(0.19)	—

Diluted earnings (loss) per share	$0.47	$(0.49)	$2.30	$11.80

Basic weighted-average common shares	483,103,155	494,624,854	485,616,132	495,515,310

Diluted weighted-average common shares	483,888,186	494,624,854	486,309,037	496,593,404

Thomson Reuters Reports Third-Quarter 2022 Results

Thomson Reuters Corporation

Consolidated Statement of Financial Position

(millions of U.S. dollars)

(unaudited)

	September 30, 2022	December 31, 2021(1)
Assets
Cash and cash equivalents	$459	$778
Trade and other receivables	949	1,057
Other financial assets	375	108
Prepaid expenses and other current assets	429	462

Current assets excluding assets held for sale	2,212	2,405
Assets held for sale	129	48

Current assets	2,341	2,453
Property and equipment, net	414	502
Computer software, net	886	822
Other identifiable intangible assets, net	3,242	3,331
Goodwill	5,818	5,940
Equity method investments	6,098	6,736
Other financial assets	618	429
Other non-current assets	626	797
Deferred tax	1,119	1,139

Total assets	$21,162	$22,149

Liabilities and equity
Liabilities
Current indebtedness	$370	—
Payables, accruals and provisions	994	$1,326
Current tax liabilities	343	169
Deferred revenue	837	874
Other financial liabilities	758	175

Current liabilities excluding liabilities associated with assets held for sale	3,302	2,544
Liabilities associated with assets held for sale	118	37

Current liabilities	3,420	2,581
Long-term indebtedness	3,700	3,786
Provisions and other non-current liabilities	757	709
Other financial liabilities	216	234
Deferred tax	791	1,005

Total liabilities	8,884	8,315

Equity
Capital	5,401	5,496
Retained earnings	8,192	9,149
Accumulated other comprehensive loss	(1,315)	(811)

Total equity	12,278	13,834

Total liabilities and equity	$21,162	$22,149

(1)	Prior-year period amounts have been reclassified to reflect the current period presentation.

Thomson Reuters Reports Third-Quarter 2022 Results

Thomson Reuters Corporation

Consolidated Statement of Cash Flow

(millions of U.S. dollars)

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Cash provided by (used in):
Operating activities
Earnings (loss) from continuing operations	$265	$(241)	$1,212	$5,864
Adjustments for:
Depreciation	34	40	110	128
Amortization of computer software	119	119	354	356
Amortization of other identifiable intangible assets	25	29	76	90
Share of post-tax losses (earnings) in equity method investments	525	672	552	(6,717)
Deferred tax	(176)	(153)	(193)	770
Other	(447)	(7)	(771)	56
Changes in working capital and other items	181	101	(35)	901

Operating cash flows from continuing operations	526	560	1,305	1,448
Operating cash flows from discontinued operations	5	(26)	(66)	(72)

Net cash provided by operating activities	531	534	1,239	1,376

Investing activities
Acquisitions, net of cash acquired	(19)	(2)	(190)	(5)
Proceeds from disposals of businesses and investments	29	13	29	28
Dividend from sale of LSEG shares	24	—	24	994
Capital expenditures	(152)	(131)	(460)	(364)
Other investing activities	25	3	87	56
Taxes paid on sale of Refinitiv and LSEG shares	—	(218)	—	(662)

Investing cash flows from continuing operations	(93)	(335)	(510)	47
Investing cash flows from discontinued operations	—	(210)	(16)	(252)

Net cash used in investing activities	(93)	(545)	(526)	(205)

Financing activities
Net borrowings under short-term loan facilities	319	—	369	—
Payments of lease principal	(17)	(22)	(50)	(65)
Repurchases of common shares	(504)	(603)	(698)	(803)
Dividends paid on preference shares	(1)	(1)	(2)	(2)
Dividends paid on common shares	(208)	(194)	(627)	(582)
Other financing activities	(25)	3	(16)	8

Net cash used in financing activities	(436)	(817)	(1,024)	(1,444)

Translation adjustments	(4)	(3)	(8)	(3)

Decrease in cash and cash equivalents	(2)	(831)	(319)	(276)
Cash and cash equivalents at beginning of period	461	2,342	778	1,787

Cash and cash equivalents at end of period	$459	$1,511	$459	$1,511

Thomson Reuters Reports Third-Quarter 2022 Results

Thomson Reuters Corporation

Reconciliation of Earnings (Loss) from Continuing Operations to Adjusted EBITDA(1)

(millions of U.S. dollars, except for margins)

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,		Year Ended December 31,
	2022	2021	2022	2021	2021
Earnings (loss) from continuing operations	$265	$(241)	$1,212	$5,864	$5,687
Adjustments to remove:
Tax expense (benefit)	8	(161)	156	1,722	1,607
Other finance income	(448)	(34)	(862)	(30)	(8)
Net interest expense	48	46	145	146	196
Amortization of other identifiable intangible assets	25	29	76	90	119
Amortization of computer software	119	119	354	356	474
Depreciation	34	40	110	128	177

EBITDA	$51	$(202)	$1,191	$8,276	$8,252
Adjustments to remove:
Share of post-tax losses (earnings) in equity method investments	525	672	552	(6,717)	(6,240)
Other operating gains, net	(25)	(4)	(26)	(35)	(34)
Fair value adjustments*	(16)	(8)	(21)	(6)	(8)

Adjusted EBITDA(1)	$535	$458	$1,696	$1,518	$1,970

Adjusted EBITDA margin(1)	34.0%	30.0%	34.9%	32.7%	31.0%

*

Fair value adjustments primarily represent gains or losses on intercompany balances that arise in the ordinary course of business due to changes in foreign currency exchange rates, which are a component of operating expenses.

Thomson Reuters Corporation

Reconciliation of Net Cash Provided By Operating Activities to Free Cash Flow(1)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,		Year Ended December 31,
	2022	2021	2022	2021	2021
Net cash provided by operating activities	$531	$534	$1,239	$1,376	$1,773
Capital expenditures	(152)	(131)	(460)	(364)	(487)
Other investing activities	25	3	87	56	81
Payments of lease principal	(17)	(22)	(50)	(65)	(109)
Dividends paid on preference shares	(1)	(1)	(2)	(2)	(2)

Free cash flow(1)	$386	$383	$814	$1,001	$1,256

					Year Ended December 31,
					2021
Capital expenditures					$487
Remove: IFRS adjustment to cash basis					54

Accrued capital expenditures(1)					$541

Accrued capital expenditures as a percentage of revenues(1)					8.5%

(1)	Refer to page 23 for additional information on non-IFRS financial measures.

Thomson Reuters Reports Third-Quarter 2022 Results

Thomson Reuters Corporation

Reconciliation of Net Earnings (Loss) to Adjusted Earnings(1)

Reconciliation of Total Change in Adjusted EPS to Change in Constant Currency(1)

(millions of U.S. dollars, except for share and per share data)

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,		Year Ended December 31,
	2022	2021	2022	2021	2021

Net earnings (loss)	$228	$(240)	$1,120	$5,864	$5,689
Adjustments to remove:
Fair value adjustments*	(16)	(8)	(21)	(6)	(8)
Amortization of other identifiable intangible assets	25	29	76	90	119
Other operating gains, net	(25)	(4)	(26)	(35)	(34)
Other finance income	(448)	(34)	(862)	(30)	(8)
Share of post-tax losses (earnings) in equity method investments	525	672	552	(6,717)	(6,240)
Tax on above items(1)	(51)	(174)	—	1,616	1,475
Tax items impacting comparability(1)	—	(4)	(45)	(15)	(24)
Loss (earnings) from discontinued operations, net of tax	37	(1)	92	—	(2)
Interim period effective tax rate normalization(1)	—	(8)	3	(10)	—
Dividends declared on preference shares	(1)	(1)	(2)	(2)	(2)

Adjusted earnings(1)	$274	$227	$887	$755	$965

Adjusted EPS(1)	$0.57	$0.46	$1.82	$1.52	n/a

Total change	24%		20%
Foreign currency	0%		2%
Constant currency	24%		18%
Diluted weighted-average common shares (millions)	483.9	495.9 (2)	486.3	496.6	n/a

Year-ended December 31,
2021
Adjusted earnings	$965
Plus: Dividends declared on preference shares	2
Plus: Tax expense on adjusted earnings	156

Pre-Tax Adjusted earnings	$1,123

IFRS Tax expense	$1,607

Remove tax related to:
Amortization of other identifiable intangible assets	26
Share of post-tax earnings in equity method investments	(1,497)
Other operating gains, net	(9)
Other items	5

Subtotal - Tax on pre-tax items removed from adjusted earnings	(1,475)
Remove: Tax items impacting comparability	24

Total: Remove all items above impacting comparability	(1,451)

Tax expense on adjusted earnings	$156

Effective tax rate on adjusted earnings	13.9%

n/a:	not applicable
*

Fair value adjustments primarily represent gains or losses on intercompany balances that arise in the ordinary course of business due to changes in foreign currency exchange rates, which are a component of operating expenses.

(1)	Refer to page 23 for additional information on non-IFRS financial measures.
(2)	Refer to page 19 regarding IFRS and non-IFRS share information.

Thomson Reuters Reports Third-Quarter 2022 Results

The following table reconciles IFRS and non-IFRS common share information:

(weighted-average common shares)	Three Months Ended September 30, 2021
IFRS: Basic and Diluted	494,624,854
Effect of stock options and other equity incentive awards	1,275,150

Non-IFRS Diluted	495,900,004

Because Thomson Reuters reported a net loss for continuing operations under IFRS for the three months ended September 30, 2021, the weighted-average number of common shares used for basic and diluted loss per share is the same for all per-share calculations in the period, as the effect of stock options and other equity incentive awards would reduce the loss per share, and therefore be anti-dilutive. Since the company’s non-IFRS measure “adjusted earnings” is a profit, potential common shares are included, as they lower adjusted EPS and are therefore dilutive.

Thomson Reuters Corporation

Reconciliation of Changes in Revenues to Changes in Revenues on a Constant Currency(1) and Organic Basis(1)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended
	September 30,		Change
	2022	2021(2)	Total	Foreign Currency	SUBTOTAL Constant Currency	Acquisitions/ (Divestitures)	Organic
Total Revenues
Legal Professionals	$701	$682	3%	-2%	5%	0%	6%
Corporates	373	354	5%	-2%	7%	0%	7%
Tax & Accounting Professionals	190	177	7%	-1%	8%	-1%	9%

“Big 3” Segments Combined(1)	1,264	1,213	4%	-2%	6%	0%	6%
Reuters News	171	169	1%	-4%	5%	0%	5%
Global Print	146	149	-3%	-2%	0%	0%	0%
Eliminations/Rounding	(7)	(5)

Revenues	$1,574	$1,526	3%	-2%	5%	0%	6%

Recurring Revenues
Legal Professionals	$658	$634	4%	-2%	6%	0%	6%
Corporates	330	307	8%	-2%	9%	0%	9%
Tax & Accounting Professionals	158	149	6%	-2%	8%	-1%	9%

“Big 3” Segments Combined(1)	1,146	1,090	5%	-2%	7%	0%	8%
Reuters News	152	148	2%	-4%	6%	0%	6%
Eliminations/Rounding	(7)	(5)

Total Recurring Revenues	$1,291	$1,233	5%	-2%	7%	0%	7%

Transactions Revenues
Legal Professionals	$43	$48	-10%	0%	-10%	-3%	-7%
Corporates	43	47	-9%	-2%	-7%	0%	-7%
Tax & Accounting Professionals	32	28	11%	-1%	12%	0%	12%

“Big 3” Segments Combined(1)	118	123	-5%	-1%	-4%	-1%	-3%
Reuters News	19	21	-10%	-6%	-4%	0%	-4%

Total Transactions Revenues	$137	$144	-5%	-2%	-4%	-1%	-3%

Growth percentages are computed using whole dollars. As a result, percentages calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

(1)	Refer to page 23 for additional information on non-IFRS financial measures.
(2)	Revised to reflect the changes made to the company’s segment reporting in the first quarter of 2022.

Thomson Reuters Reports Third-Quarter 2022 Results

Thomson Reuters Corporation

Reconciliation of Changes in Revenues to Changes in Revenues on a Constant Currency(1) and Organic Basis(1)

(millions of U.S. dollars)

(unaudited)

	Nine Months Ended
	September 30,		Change
	2022	2021(2)	Total	Foreign Currency	SUBTOTAL Constant Currency	Acquisitions/ (Divestitures)	Organic
Total Revenues
Legal Professionals	$2,099	$2,023	4%	-1%	5%	0%	6%
Corporates	1,157	1,082	7%	-1%	8%	0%	8%
Tax & Accounting Professionals	660	603	9%	-1%	10%	0%	10%

“Big 3” Segments Combined(1)	3,916	3,708	6%	-1%	7%	0%	7%
Reuters News	535	507	5%	-3%	9%	0%	9%
Global Print	430	439	-2%	-2%	-1%	0%	-1%
Eliminations/Rounding	(19)	(16)

Revenues	$4,862	$4,638	5%	-1%	6%	0%	6%

Recurring Revenues
Legal Professionals	$1,967	$1,881	5%	-1%	6%	0%	6%
Corporates	968	898	8%	-1%	9%	0%	9%
Tax & Accounting Professionals	507	463	9%	-1%	10%	0%	10%

“Big 3” Segments Combined(1)	3,442	3,242	6%	-1%	7%	0%	8%
Reuters News	459	446	3%	-3%	5%	0%	5%
Eliminations/Rounding	(19)	(16)

Total Recurring Revenues	$3,882	$3,672	6%	-1%	7%	0%	7%

Transactions Revenues
Legal Professionals	$132	$142	-7%	-1%	-6%	-2%	-3%
Corporates	189	184	3%	-1%	4%	0%	4%
Tax & Accounting Professionals	153	140	9%	0%	9%	0%	9%

“Big 3” Segments Combined(1)	474	466	2%	-1%	2%	-1%	3%
Reuters News	76	61	26%	-6%	31%	0%	31%

Total Transactions Revenues	$550	$527	4%	-1%	6%	-1%	6%

	Year Ended
	December 31,		Change
	2021(2)	2020(2)	Total	Foreign Currency	SUBTOTAL Constant Currency	Acquisitions/ (Divestitures)	Organic
Total Revenues
Legal Professionals	$2,712	$2,535	7%	1%	6%	0%	6%
Corporates	1,440	1,361	6%	1%	5%	0%	5%
Tax & Accounting Professionals	915	842	9%	0%	9%	0%	9%

“Big 3” Segments Combined(1)	5,067	4,738	7%	1%	6%	0%	6%
Reuters News	694	645	8%	1%	7%	0%	7%
Global Print	609	620	-2%	1%	-3%	0%	-3%
Eliminations/Rounding	(22)	(19)

Revenues	$6,348	$5,984	6%	1%	5%	0%	5%

Growth percentages are computed using whole dollars. As a result, percentages calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

(1)	Refer to page 23 for additional information on non-IFRS financial measures.
(2)	Revised to reflect the changes made to the company’s segment reporting in the first quarter of 2022.

Thomson Reuters Reports Third-Quarter 2022 Results

Thomson Reuters Corporation

Reconciliation of Changes in Adjusted EBITDA(1) to Changes on a Constant Currency Basis(1)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended
	September 30,		Change
	2022	2021(2)	Total	Foreign Currency	Constant Currency
Adjusted EBITDA(1)
Legal Professionals	$324	$288	13%	-2%	14%
Corporates	147	130	13%	0%	13%
Tax & Accounting Professionals	59	50	17%	1%	15%

“Big 3” Segments Combined(1)	530	468	13%	-1%	14%
Reuters News	33	25	37%	15%	22%
Global Print	50	52	-4%	-4%	-1%
Corporate costs	(78)	(87)	n/a	n/a	n/a

Adjusted EBITDA	$535	$458	17%	0%	17%

Adjusted EBITDA Margin(1)
Legal Professionals	46.2%	42.3%	390bp	10bp	380bp
Corporates	39.2%	36.7%	250bp	70bp	180bp
Tax & Accounting Professionals	31.0%	28.5%	250bp	80bp	170bp
“Big 3” Segments Combined(1)	41.9%	38.6%	330bp	40bp	290bp
Reuters News	19.7%	14.5%	520bp	290bp	230bp
Global Print	34.4%	35.0%	-60bp	-50bp	-10bp
Adjusted EBITDA margin	34.0%	30.0%	400bp	90bp	310bp

n/a: not applicable

Growth percentages and margins are computed using whole dollars. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

(1)	Refer to page 23 for additional information on non-IFRS financial measures.
(2)	Revised to reflect the changes made to the company’s segment reporting in the first quarter of 2022.

Thomson Reuters Reports Third-Quarter 2022 Results

Thomson Reuters Corporation

Reconciliation of Changes in Adjusted EBITDA(1) to Changes on a Constant Currency Basis(1)

(millions of U.S. dollars)

(unaudited)

	Nine Months Ended
	September 30,		Change
	2022	2021(2)	Total	Foreign Currency	Constant Currency
Adjusted EBITDA(1)
Legal Professionals	$933	$852	9%	-1%	11%
Corporates	443	403	10%	0%	10%
Tax & Accounting Professionals	262	223	18%	1%	17%

“Big 3” Segments Combined(1)	1,638	1,478	11%	0%	11%
Reuters News	114	88	31%	10%	21%
Global Print	153	165	-7%	-2%	-5%
Corporate costs	(209)	(213)	n/a	n/a	n/a

Adjusted EBITDA	$1,696	$1,518	12%	0%	11%

Adjusted EBITDA Margin(1)
Legal Professionals	44.5%	42.1%	240bp	20bp	220bp
Corporates	38.2%	37.2%	100bp	50bp	50bp
Tax & Accounting Professionals	39.7%	36.9%	280bp	50bp	230bp
“Big 3” Segments Combined(1)	41.8%	39.9%	190bp	30bp	160bp
Reuters News	21.4%	17.3%	410bp	210bp	200bp
Global Print	35.6%	37.5%	-190bp	0bp	-190bp
Adjusted EBITDA margin	34.9%	32.7%	220bp	70bp	150bp

Year Ended December 31,
2021(2)

Adjusted EBITDA(1)
Legal Professionals	$1,091
Corporates	496
Tax & Accounting Professionals	379

“Big 3” Segments Combined(1)	1,966
Reuters News	103
Global Print	226
Corporate costs	(325)

Adjusted EBITDA	$1,970

Adjusted EBITDA Margin(1)
Legal Professionals	40.2%
Corporates	34.4%
Tax & Accounting Professionals	41.3%
“Big 3” Segments Combined(1)	38.8%
Reuters News	14.8%
Global Print	37.1%
Adjusted EBITDA margin	31.0%

n/a: not applicable

Growth percentages and margins are computed using whole dollars. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

(1)	Refer to page 23 for additional information on non-IFRS financial measures.
(2)	Revised to reflect the changes made to the company’s segment reporting in the first quarter of 2022.

Thomson Reuters Reports Third-Quarter 2022 Results

Non-IFRS Financial Measures	Definition	Why Useful to the Company and Investors
Adjusted EBITDA and the related margin

Represents earnings or losses from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, Thomson Reuters share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges and fair value adjustments, including those related to acquired deferred revenue.

The related margin is adjusted EBITDA expressed as a percentage of revenues. For purposes of this calculation, revenues are before fair value adjustments to acquired deferred revenue.

Provides a consistent basis to evaluate operating profitability and performance trends by excluding items that the company does not consider to be controllable activities for this purpose.

Also, represents a measure commonly reported and widely used by investors as a valuation metric, as well as to assess the company’s ability to incur and service debt.

Adjusted earnings and adjusted EPS

Net earnings or loss including dividends declared on preference shares but excluding the post-tax impacts of fair value adjustments, including those related to acquired deferred revenue, amortization of other identifiable intangible assets, other operating gains and losses, certain asset impairment charges, other finance costs or income, Thomson Reuters share of post-tax earnings or losses in equity method investments, discontinued operations and other items affecting comparability.

The post-tax amount of each item is excluded from adjusted earnings based on the specific tax rules and tax rates associated with the nature and jurisdiction of each item.

Adjusted EPS is calculated from adjusted earnings using diluted weighted-average shares and does not represent actual earnings or loss per share attributable to shareholders.

Provides a more comparable basis to analyze earnings. These measures are commonly used by shareholders to measure performance.

Effective tax rate on adjusted earnings

Adjusted tax expense divided by pre-tax adjusted earnings. Adjusted tax expense is computed as income tax (benefit) expense plus or minus the income tax impacts of all items impacting adjusted earnings (as described above), and other tax items impacting comparability.

In interim periods, we also make an adjustment to reflect income taxes based on the estimated full-year effective tax rate. Earnings or losses for interim periods under IFRS reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which Thomson Reuters operates. The non-IFRS adjustment reallocates estimated full-year income taxes between interim periods but has no effect on full-year income taxes.

Provides a basis to analyze the effective tax rate associated with adjusted earnings.

Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year, our effective tax rate computed in accordance with IFRS may be more volatile by quarter. Therefore, we believe that using the expected full-year effective tax rate provides more comparability among interim periods.

Free cash flow	Net cash provided by operating activities, proceeds from disposals of property and equipment, and other investing activities, less capital expenditures, payments of lease principal and dividends paid on the company’s preference shares.	Helps assess the company’s ability, over the long term, to create value for its shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and acquisitions.

Changes before the impact of foreign currency or at “constant currency”	The changes in revenues, adjusted EBITDA and the related margin, and adjusted EPS before currency (at constant currency or excluding the effects of currency) are determined by converting the current and equivalent prior period’s local currency results using the same foreign currency exchange rate.	Provides better comparability of business trends from period to period.

Changes in revenues computed on an “organic” basis	Represent changes in revenues of the company’s existing businesses at constant currency. The metric excludes the distortive impacts of acquisitions and dispositions from not owning the business in both comparable periods.	Provides further insight into the performance of the company’s existing businesses by excluding distortive impacts and serves as a better measure of the company’s ability to grow its business over the long term.

Accrued capital expenditures as a percentage of revenues

Accrued capital expenditures divided by revenues, where accrued capital expenditures include amounts that remain unpaid at the end of the reporting period. For purposes of this calculation, revenues are before fair value adjustments to acquired deferred revenue.

Prior to December 31, 2021, the company used capital expenditures paid in this calculation, from its consolidated statement of cash flow, as measured under IFRS. The prior period has been revised to reflect the current methodology.

Reflects the basis on which the company manages capital expenditures for internal budgeting purposes.

“Big 3” segments	The company’s combined Legal Professionals, Corporates and Tax & Accounting Professionals segments. All measures reported for the “Big 3” segments are non-IFRS financial measures.	The “Big 3” segments comprised approximately 80% of revenues and represent the core of the company’s business information service product offerings.

Please refer to reconciliations for the most directly comparable IFRS financial measures.